Exhibit 4(b)(xv)

GE LIFE AND ANNUITY ASSURANCE COMPANY

JOINT OWNER ENDORSEMENT

This endorsement is effective on the Contract Date.

The Contract to which this endorsement is attached is amended by deleting The Owner provision in its entirety and replacing it with the following:

The Owner

You have rights while this annuity is in force. These rights are subject to the rights of any irrevocable beneficiary and any assignee under an assignment filed with us.

You may name a Joint Owner. Joint Owners own the Contract equally with the right of survivorship. Right of survivorship means that if a Joint Owner dies, his or her interest in the Contract will pass to the surviving Joint Owner. Disposition of the Contract on death of an Owner is subject to the Death Provisions.

For GE Life and Annuity Assurance Company,

/s/  PAMELA S. SCHUTZ

Pamela S. Schutz

      President

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